UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------
                                 SCHEDULE 14D-9

         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14 (d) (4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                             SILICONIX INCORPORATED
                            (Name of Subject Company)

                             SILICONIX INCORPORATED
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $0.01 per share
                           (Title Class of Securities)

                                   827079 20 3
                      (CUSIP Number of Class of Securities)

                                 ---------------

                          David M. Achterkirchen, Esq.
                         Skjerven Morrill MacPherson LLP
                            25 Metro Drive, Suite 700
                               San Jose, CA 95110
                                 (408) 453-9200
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 ---------------


|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

                              FOR IMMEDIATE RELEASE



For More Information:         Swapan Banerjee
                              Senior Director, Siliconix incorporated
                              (NASDAQ NMS: SILI)
                              (408) 567-8400

          Siliconix Appoints Special Committee to Evaluate Vishay Offer

         Santa Clara, CA -- March 1, 2001 -- Siliconix incorporated (NASDAQ NMS:
SILI) announced that its Board of Directors has appointed a special committee to evaluate the offer of its 80.4% stockholder, Vishay Intertechnology, Inc. (NYSE:
VSH), to purchase all of the shares of Siliconix that it does not now own.

         The special committee consists of Mark B. Segall, Senior Vice President and Director of Investment Banking of Investec Ernst & Co., and Timothy V. Talbert, Vice President of Credit and Origination of Lease Corporation of America. Mr. Talbert was appointed to fill one of two vacancies created as a result of the Board's increasing the number of its members from six to eight. The Board is currently considering candidates for the final seat on the Board.

         The special committee intends shortly to engage an investment bank and independent counsel to assist the committee in its analysis of the fairness to Siliconix's minority stockholders of the Vishay offer. The committee is authorized to communicate directly with representatives of Vishay concerning the terms and conditions of the offer, and, following the completion of its work, will report its conclusions to the full Board.

         Dr. King Owyang, Siliconix President and CEO and a member of the Board, said "The full Board appointed the special committee to ensure that the Vishay offer is analyzed thoroughly and objectively. The Board expects to be guided by the report of the special committee in responding to the Vishay offer and to publicly disclose the conclusions of the special committee at the appropriate time."

         Siliconix (NASDAQ: SILI) is a leading manufacturer of power MOSFETs, power ICs and analog signal processing devices for computers, cell phones, fixed communications networks, automobiles and other electronic systems. The Company utilizes Class 1, six-inch wafer fabs dedicated to the manufacture of power products in Santa Clara, California and Itzehoe, Germany. Power products are also manufactured by a subcontractor in Japan. Analog switches and multiplexers are fabricated by a subcontractor in Dresden, Germany, and small-signal transistors are manufactured by a subcontractor in Beijing, China. Assembly and test facilities include a Company-owned facility in Taiwan, a facility in Shanghai, China, and subcontractors in the Philippines, China and the United States.

                                      * * *

         If Vishay proceeds with the offer, Siliconix will be required to file a solicitation/recommendation statement in response to the offer with the Securities and Exchange Commission. Investors and security holders are advised to read the statement when and if it becomes available, because this document will contain important information. Investors and security holders may obtain a free copy of the solicitation/recommendation statement (when and if available) and other documents filed by Siliconix at the SEC's web site at www.sec.gov. The solicitation/recommendation statement and the other documents filed by Siliconix may also be obtained free of charge from Siliconix by directing a request therefor to Siliconix incorporated, 2201 Laurelwood Road, Santa Clara, California 95054, telephone (408) 567-8400, Attention: Investor Relations.